Item 77M - Mergers

Legg Mason Partners California Municipals Fund

Effective at the close of business on March 2, 2007, the Fund acquired the assets and certain liabilities of the Legg Mason Partners California Tax Free Bond Fund, pursuant to a plan of reorganization approved by Legg Mason Partners California Tax Free Bond Fund shareholders. Total shares issued by the Fund and the total net assets of the Legg Mason Partners California Tax Free Bond Fund and the Fund on the date of the transfer were as follows:

Acquired Fund: Legg Mason Partners California Tax Free Bond Fund

Shares Issued by the Fund: 405,059
Total Net Assets of the Legg Mason Partners
California Tax Free Bond Fund: $6,729,098
Total Net Assets of the Fund: $790,896,597

The total net assets of the Legg Mason Partners California Tax Free Bond Fund before acquisition included net unrealized appreciation of $170,971 and accumulated net realized loss of $711,496. Total net assets of the Fund immediately after the transfer were $797,625,695. The transaction was structured to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended.